UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

4Q19 RESULTS

São Paulo, March 30, 2020. Linx S.A. (B3: LINX3 and NYSE: LINX), announces its consolidated results for the fourth quarter of 2019 (4Q19). Our operating and financial information is presented based on consolidated figures, as per the Brazilian Corporate Law (Lei das S.A.) and accounting practices issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS).

CONFERENCE CALL

Thursday, March 31 | 09:00 a.m. (EST), 11:00 a.m. (BR) | Phone:  +1 646 828.8246 or +1 800 492.3904 | Code: LINX

HIGHLIGHTS

Subscription revenue	Adjusted EBITDA and adjusted EBITDA margin
+15.1% YOy	+16.5% YOy
Subscription revenue was BRL 195.9 million, a 15.1% increase comparing to 4Q18.	Adjusted EBITDA grew 16.5% compared to 4Q18.
76.5%	-120 BPS
Subscription revenue represents 76.5% of gross revenues.	Adjusted EBITDA margin reached 24.0% in the quarter -120 bps compared to 4Q18.

Net income	Customer retention rate
brl 9.4 million	99.1%
Net income was BRL 9.4 million in 4Q19, BRL 9.6 million higher than 3Q19.	Customer retention rate in 4Q19 was 99.1%, in line with the last quarter.

RECENT EVENTS

COVID-19: with the dissemination of COVID-19 in March, Linx put into practice a plan covering several preventive measures necessary to minimize the effects of the pandemic, such as the creation of a Crisis Committee, all employees working from home and business travel suspension or postponement. On March 18, through a Material Fact, we informed the market of the possible economic and financial impacts arising from the dissemination. Due to the uncertainties regarding the dynamics of the outbreak's evolution, the effects on the economic activities of our customers and suppliers and the measures to be adopted in the countries where the Company operates, it is impossible to predict at this moment the total impact that the pandemic will have on the global economy, as well as on our business.

Share Buyback Program: on March 9, Linx's Board of Directors approved the opening of a share buyback program aiming to maximize the value to shareholders, attend the exercise of deferred share programs and eventually the stock option program. Linx may acquire up to 8.1 million common shares until September 9, 2021.

Acquisitions: in February, Linx celebrated the acquisition of Neemo, one of the pioneers in customized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform, offering consumers an omnichannel experience. In January, Linx Pay celebrated the acquisition of PinPag, a fintech specialized in means of payment and offers customized and disruptive installment solutions for retailers.

TO OUR SHAREHOLDERS

2019 was a very important year for Linx. We reinforced our position as the natural choice in technology for omni retail by strengthening our end-to-end platform with the launch of new technologies, partnerships for Linx Digital and Linx Pay Hub, in addition to strategic acquisitions throughout the year. Also noteworthy was the IPO in June, making Linx the first Brazilian software company publicly traded on the NYSE.

We reinforced our commercial presence with the expansion of franchisees and training of teams with a focus on customer success and satisfaction. In this context, the cross-sell strategy of our end-to-end platform services remained as our main growth driver. This positioning also made it possible to win new customers considering the multiple entry points to the Linx platform, ending the year with a total gross merchandise volume of approximately BRL 300 billion.

In a more challenging macroeconomic context in the markets in which we operate, these fronts proved to be important pillars in our growth strategy. We had a stabilization in the net closing of stores throughout 4Q19, a trend also reflected in the ICOM - Trade Confidence Index (96.7 points in December vs. 96.8 points in September).

In 4Q19, we signed new projects to integrate retailers' online and offline channels through OMS, totaling 16 customers at different stages of implementation. Reinforcing our leadership in the Omnichannel strategy, we signed new partnerships with important marketplaces to complement the support to our customers in the digital transformation journey and to strengthen a fluid relationship with their consumers.

In addition, the Linx Pay Hub offerings continue to grow, supported mainly by the adoption of TEF and the continuous expansion of our portfolio of differentiated solutions and natively integrated into the Linx platform. With a constant focus on business profitability, we also entered into strategic partnerships to integrate the wallets and further strengthen QR Linx and Digital Account. After one year of launching Linx Pay, we have already reached the 4th largest financial volume among the acquirers who trade through our TEF.

In 4Q19, Linx Digital represented 13% of total recurring revenue, while Linx Pay reached 12%. This is due to the acquisition of Seta Digital in October 2019, allocated as part of Linx Core, strengthening its representativeness in recurring revenue.

In 2020, the scenario should be more challenging. In face of the advance of the spread of the new Coronavirus (COVID-19) in Brazil and Latin America, we put into practice plan comprising several preventive measures necessary to minimize the effects of the pandemic, among which we highlight: creation a Crisis Committee, all employees working from home since March 16 and suspension or postponement of national and international business trips. Due to uncertainties regarding the dynamics of the outbreak’s evolution, the effects on the economic activities of our Customers and Suppliers and the measures to be adopted in Brazil and in other countries in Latin America in which we operate, it is impossible to predict the total impact that the pandemic will have on the global economy as well as on our business.

Linx continues to operate normally and reaffirms its commitment to the safety of its Employees, ensuring service to Customers and Suppliers, and consequently, to the business. We will continue to invest in innovation and in valuing our team to bring people and technology even closer together through passionate shopping experiences around the world.

As always, we thank everyone for your trust and remain at your disposal.

Linx Team

#soulinx

OPERATING AND FINANCIAL RESULTS

OPERATING PERFORMANCE

At the end of 4Q19, our customer retention rate reached 99.1%. Additionally, our largest client represented 2.0% of subscription revenue and the top 100 represented 22.9%. The high customer retention rate and low customer concentration reflect our broad, diversified and loyal customer base

OPERATING REVENUES

BRL ‘000	4Q19	4Q18	YoY	3Q19	QoQ	2019	2018	Δ%
Total recurring revenue¹	203,343	182,638	11.3%	190,562	6.7%	762,621	680,800	12.0%
Subscription revenue¹	195,897	170,151	15.1%	181,872	7.7%	725,785	640,352	13.3%
Royalties¹	7,446	12,487	-40.4%	8,690	-14.3%	36,836	40,448	-8.9%
Consulting service revenue¹	52,758	27,117	94.6%	36,542	44.4%	142,070	103,350	37.5%
Gross operating revenues	256,101	209,755	22.1%	227,104	12.8%	904,691	784,150	15.4%
Sales taxes²	(26,017)	(21,189)	22.8%	(23,154)	12.4%	(90,800)	(77,642)	16.9%
Cancellations and rebates	(8,283)	(6,471)	28.0%	(7,048)	17.5%	(25,732)	(20,949)	22.8%
Net operating revenues	221,801	182,095	21.8%	196,902	12.6%	788,159	685,559	15.0%

1- Subscription revenue for 4Q2018 was adjusted from BRL 170,151 thousand to BRL 182,638 thousand and consulting service revenue was adjusted from BRL 39.604 thousand to BRL 27,117 thousand due to the reclassification of royalty revenues, which were reallocated from consulting service to subscription revenue, in accordance with IFRS15. We implemented this change in our financial statements beginning in January 2019 as a result of our adoption of IFRS15. The reclassification of royalty revenues, which were reallocated from consulting service revenue to subscription revenue, was BRL 12,487 thousand in 4Q18.

2- Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

Subscription revenue reached BRL 195.9 million in 4Q19, representing 76.5% of gross operating revenue, +15.1% over 4Q18 and +7.7% over 2Q19, on a comparable basis. These increases demonstrate the resilience of the SaaS subscription revenue-based business model and the operations of Linx Digital and Linx Pay Hub, solutions 100% integrated with the end-to-end platform. We highlight that more than 50% of subscription revenue already comes from all cloud offers (in 2013, it was 30%).

Royalties revenue totaled BRL 7.4 million in 4Q19, -40.4% over 4Q18 and -14.3% over 3Q19. These declines reflect the increased contribution of SaaS offerings to the Company's new sales. Importantly, the new SaaS offerings (cloud-based and subscription revenue generators) do not charge royalties, for the most part.

Consulting service revenue reached BRL 52.8 million in the quarter, +94.6% compared to 4Q18 and +44.4% compared to 3Q19. These increases mainly reflect the larger number and size of implementation projects in the period, mainly related to new clients and Linx Digital Solutions (OMS and e-commerce platform).

Deferred short and long-term revenues on the balance sheet (consulting service revenue already billed but not recognized as the service has not yet been provided) totaled BRL 42.8 million at the end of 4Q19. In the following months, as the services are rendered, these revenues will be duly recognized.

OPERATING EXPENSES

BRL ‘000	4Q19	4Q18	YoY	3Q19	QoQ	2019	2018	Δ%
Net operating revenues	221,801	182,095	21.8%	196,902	12.6%	788,159	685,559	15.0%
Cost of services provided	(61,371)	(51,887)	18.3%	(55,304)	11.0%	(212,637)	(195,848)	8.6%
% NOR	27.7%	28.5%	-80 bps	28.1%	-40 bps	27.0%	28.6%	-160 bps
General and administrative expenses (ex-depreciation and amortization)	(58,894)	(31,987)	84.1%	(30,313)	94.3%	(159,734)	(139,640)	14.4%
% NOR	26.6%	17.6%	900 bps	15.4%	1,120 bps	20.3%	20.4%	-10 bps
Depreciation and amortization	(33,177)	(20,729)	60.1%	(30,545)	8.6%	(119,660)	(78,729)	52.0%
% NOR	15.0%	11.4%	360 bps	15.5%	-60 bps	15.2%	11.5%	370 bps
Selling expenses	(36,411)	(32,081)	13.5%	(36,918)	-1.4%	(144,735)	(111,008)	30.4%
% NOR	16.4%	17.6%	-120 bps	18.7%	-230 bps	18.4%	16.2%	220 bps
Research and development	(29,053)	(19,263)	50.8%	(25,532)	13.8%	(93,070)	(73,527)	26.6%
% NOR	13.1%	10.6%	250 bps	13.0%	10 bps	11.8%	10.7%	110 bps
Other operating revenues (expenses)	18,895	(2,456)	n.a.	(8,718)	n.a.	22,787	3,256	599.8%
% NOR	8.5%	1.3%	-990 bps	4.4%	410 bps	2.9%	0.5%	240 bps

Cost of services provided reached BRL 61.4 million in 4Q19, +18.3% over 4Q18 and +11.0% over 3Q19. These increases are mainly explained by the acquisitions of Hiper, Millennium and SetaDigital in 2Q19, 3Q19 and 4Q19, respectively. As a percentage of NOR, cost of services provided reduced 80 bps and 40 bps in comparison with 4Q18 and 3Q19, respectively. As a result, gross margin was 72.3% in 4Q19, +80 bps and +40 bps in comparison with 4Q18 and 3Q19, respectively.

General and administrative expenses (excluding depreciation and amortization) increased by 900 bps and 1,120 bps as a percentage of NOR, compared to 4Q18 and 3Q19, respectively. These developments are explained by: (i) provisions related to the Company's Long Term Incentive Plans; (ii) expenses related to SOX rules compliance project to be completed in December 2020; (iii) Hiper, Millennium and SetaDigital consolidation, acquired in 2Q19, 3Q19 and 4Q19, respectively; and (iv) accounting reclassifications between “general and administrative expenses” and “selling expenses” arising from the reevaluation of the nature of expenses allocated on this line.

Depreciation and amortization expenses increased 360 bps as a percentage of NOR compared to 4Q18. This evolution was mainly due to IFRS16. Additionally, the increase over 4Q18 was driven by the higher amortization of goodwill generated by the companies acquired in the period. Compared to 3Q19, depreciation and amortization expenses decreased 60 bps.The intangible amortization schedule (PPA) and fiscal goodwill amortization is in attachment V.

Selling expenses, as a percentage of NOR, decreased by 120 bps and 230 bps compared to 4Q18 and 3Q19, respectively. These evolutions are mainly due to the reclassifications between the above mentioned “general and administrative expenses” and “selling expenses”. In addition, we have continued to intensify investments in our sales teams last year, mainly involving the Linx Core and Franchise teams to reinforce the cross selling of new offers connected to Linx Digital and financial services (Linx Pay Hub).

Research and development (R&D) expenses, as a percentage of NOR, increased by 250 bps compared to 4Q18, mainly due to the consolidation of the acquired companies in the period as mentioned above. In the last year, we also intensified the investments in R&D teams to strengthen portfolio of new offerings primarily connected to Linx Digital and financial services (Linx Pay Hub). In relation to 3Q19, R&D expenses increased 10 bps.

In 4Q19, BRL 8.4 million were capitalized as investment in R&D, being the vast majority linked to innovation initiatives to adapt Linx's EPRs to the omnichannel concept, in addition to investments in Linx Digital and Linx Pay Hub. This way, we reinforce our position as a leading provider of a 100% integrated end-to-end platform that enables the retailer to become Omnichannel. In addition, Linx has invested to enter new markets, seeking new customer profiles by investing in future Big Data and intelligence opportunities.

EBITDA AND EBITDA MargIN

BRL ‘000	4Q19	4Q18	YoY	3Q19	QoQ	2019	2018	Δ%
Net income	9,399	17,218	-45.4%	(171)	n.a.	38,876	71,055	-45.3%
(+) Current income and social contribution taxes	16,143	4,616	n.a.	(698)	n.a.	25,057	21,089	18.8%
(+) Net financial result	(3,752)	1,858	n.a.	10,441	n.a.	17,177	(2,081)	n.a.
(+) Depreciation and amortization	33,177	20,729	60.1%	30,545	8.6%	119,660	78,729	52.0%
EBITDA	54,967	44,421	23.7%	40,117	37.0%	200,770	168,792	18.9%
Net operating revenues	221,801	182,095	21.8%	196,902	12.6%	788,159	685,559	15.0%
EBITDA margin	24.8%	24.4%	40 bps	20.4%	450 bps	25.5%	24.6%	100 bps
Net earn-outs reversion[1]	(19,249)	(5,000)	n.a.	-	n.a.	(31,049)	(12,664)	145.2%
Extraordinary LTI[2]	15,337	-	n.a.	-	n.a.	15,337	-	n.a.
NYSE IPO expenses³	1,380	-	n.a.	5,005	-72.4%	6,386	-	n.a.
M&A expenses[4]	825	-	n.a.		n.a.	825	-	n.a.
Write-off of Synthesis Brasil	-	-	n.a.	2,069	n.a.	2,069	-	n.a.
Adjustment in rental contract	-	6,313	n.a.	-	n.a.	-	6,313	n.a.
Termination of Chaordic USA operations	-	-	n.a.	-	n.a.	-	1,027	n.a.
Organizational restructuring	-	-	n.a.	-	n.a.	-	4,069	n.a.
Adjusted EBITDA	53,261	45,734	16.5%	47,191	12.9%	194,338	167,538	16.0%
Adjusted EBITDA margin	24.0%	25.1%	-120 bps	24.0%	10 bps	24.7%	24.4%	30 bps

1- Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs subject to the achievement of financial and operating targets.

When those targets are not achieved by the acquired companies, there is an earn-out reversion in the period.

2- Impact related to Linx’s Long Term Incentive Plans and change in allocation criteria.

3- Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules.

4- Expenses related to the due diligence process of the acquired companies, in addition to increased temporary rental expenses until the change of the acquired company's team to Linx’s office in São Paulo.

This quarter, we had non-recurring expenses totaling BRL 1.7 million, mainly involving: (i) net earn-out reversal involving four acquired companies; (ii) financial impact with Linx's Long Term Incentive Plans; and (iii) consulting expenses to adapt to SOX rules, something that should be concluded in December 2020. Accordingly, adjusted EBITDA reached BRL 53.3 million in the quarter, +16.5% and +12.9% over 4Q18 and 3Q19 adjusted EBITDA, respectively.

Adjusted EBITDA margin was 24.0% in the quarter, -120 bps compared to 4Q18. The evolution is mainly explained by: (i) higher expenses with the incorporation of the costs of acquired companies during the year; (ii) provision of management bonuses due to the Company's Long-Term Incentive Plans; and (iii) intensified investments involving sales and R&D teams to reinforce cross selling and the portfolio of new offers connected to Linx's end-to-end platform. Compared to 3Q19, the adjusted EBITDA margin remained stable.

NET FINANCIAL result

BRL ‘000	4Q19	4Q18	YoY	3Q19	QoQ	2019	2018	Δ%
Net financial result	3,752	(1,858)	n.a.	(10,441)	n.a.	(17,177)	2,081	n.a.
Financial income	29,220	7,960	267.1%	23,814	22.7%	70,103	46,868	49.6%
Financial expenses	(25,468)	(9,818)	159.4%	(34,255)	-25.7%	(87,280)	(44,787)	94.9%

Linx's net financial result reached BRL 3.8 million in 4Q19, BRL 5.6 million and BRL 14.2 million higher than 4Q18 and 3Q19, respectively. These variations mainly reflect the higher income from financial investments in view of the increase in net cash in the period, in addition to the higher revenues originated from the anticipation of receivables from Linx Pay. Additionally, the comparison over 3Q19 is impacted by the effect of BRL 12.7 million from the negative exchange variation on the portion of funds raised abroad with the global offering.

INCOME AND SOCIAL CONTRIBUTION TAX

BRL ‘000	4Q19	4Q18	3Q19	2019	2018
Income before income and social contribution taxes	25,542	21,834	(869)	63,933	92,144
Combined statutory rates	34%	34%	34%	34%	34%
Income and social contribution taxes		-	-		-
Calculated at combined statutory rate	(8,684)	(7,424)	295	(21,737)	(31,329)
Permanent differences
Permanent additions	221	1,134	(600)	-	4,879
Law 11,196/05 (Research and development subsidies)	(7,851)	(4,723)	2,359	718	1,574
Profits accrued abroad	(1,135)	-	(2,183)	(3,318)	-
Provision of interest on own capital payments	-	5,100	-	-	5,100
Difference of income and social contribution taxes (presumed profit regime)	(97)	591	(138)	(110)	3,139
Tax losses (compensation and composition)	385	(334)	-	385	329
Gifts, fines and non-deductible expenses	(486)	-	-	(486)	-
Effects of tax rates of subsidiaries abroad	1,150	5,780	(310)	(279)	1,542
Provision for license revenues (IFRS15) and expectation of losses (IFRS09)	-	(1,894)	-	-	(1,894)
Other net differences	354	(2,846)	1,275	(230)	(4,429)
Deferred income and social contribution taxes	(10,215)	(708)	1,529	(13,663)	(11,130)
Current income and social contribution taxes	(5,928)	(3,908)	(831)	(11,394)	(9,959)

Current income and social contribution rate	23%	18%	0%	18%	11%
Total income and social contribution rate	63%	21%	0%	39%	23%

The current spending on income and social contribution taxes, i.e. the ones that effectively affected the Company´s net cash position, amounted to BRL 5.9 million in 4Q19 with a current rate of 23%. The total effective rate, which includes deferred and current taxes was 63% in the quarter, above 4Q18 and 3Q19, mainly due to the reversal of the benefit of Lei do Bem and the effects of tax rates of our subsidiary abroad.

NET INCOME

Net income was BRL 9.4 million in 4Q19, BRL 7.8 million below 4Q18 mainly due to non-utilization of interest on own capital benefits in 2019. In relation to 3Q19, net income was BRL 9.6 million higher mainly due to the negative exchange variation registered in 3Q19 on the share of funds raised abroad with the global share offering, affecting the basis of comparison.

CASH GENERATION AND NET CASH

In 4Q19, the Company's cash balance and financial investments reached  BRL 980.3 million, an increase of BRL 517.0 million compared to 4Q18 due to the inflow of funds raised abroad with the global offering of shares held in June, partially offset by the disbursement of the three acquisitions made during 2019. Additionally, the average return on cash in the quarter was 100% of CDI.

The Company's gross debt ended 4Q19 at BRL 419.3 million, -8.7% over 3Q19, consisting of loans with BNDES in the amount of BRL 209.6 million, accounts payable for acquisitions of assets and subsidiaries totaling BRL 83.1 million, leasing in the amount of BRL 126.1 million, since it is necessary to measure and recognize at present value the Company's leases, and other loans (DCG and consigned) of BRL 573 thousand. The average cost of debt in the quarter was 166% of the CDI.

The Company's net cash in 4Q19 was BRL 560.9 million. Excluding from gross debt the amount linked to leasing resulting from IFRS16 and the net earn-out of accounts payable for acquisitions, Linx's adjusted net cash would be BRL 735.1 million. For an overview of total cash flow movements (cash and cash equivalents + short-term investments), see the statement of total cash flow in attachment IV.

Notes: (1) The sum of Cash and Financial Investments. (2) Includes acquisition of companies (-) net cash and payment of acquisition of subsidiary. (3) Involves acquisition of property, plant and equipment, acquisition of intangible assets. (4) Income and payments on loans and financing, financial charges, treasury shares and exchange variation on cash and cash equivalents, in addition expenses with the issue of shares, as a result of the global offer concluded in June 2019, deducting commissions, expenses with lawyers, among others. (5) Adjusted net cash deducts the leasing amount resulting from IFRS16 and the net earn-out of accounts payable for acquisitions, not considering the portion retained to cover possible contingencies.

Forward-looking statements

This earnings release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, priorities, plans or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding our future profitability and timing for profitability, our future financial and operating performance, including our outlook for the third quarter and full year 2019, demand for our products and services and the markets in which we operate and the future of our industry. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks regarding our ability to forecast our business, our competition, fluctuations in the markets in which we operate, our ability to attract and retain customers and our partner relationships. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”), including our prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 27, 2019. The forward-looking statements in this release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

ATTACHMENT I – INCOME STATEMENT

BRL ‘000	4Q19	4Q18	YoY	3Q19	QoQ	2019	2018	Δ%
Total recurring revenue¹	203,343	182,638	11.3%	190,562	6.7%	762,621	680,800	12.0%
Subscription revenue¹	195,897	170,151	15.1%	181,872	7.7%	725,785	640,352	13.3%
Royalties¹	7,446	12,487	-40.4%	8,690	-14.3%	36,836	40,448	-8.9%
Consulting service revenue¹	52,758	27,117	94.6%	36,542	44.4%	142,070	103,350	37.5%
Gross operating revenues	256,101	209,755	22.1%	227,104	12.8%	904,691	784,150	15.4%
Sales taxes²	(26,017)	(21,189)	22.8%	(23,154)	12.4%	(90,800)	(77,642)	16.9%
Cancellations and rebates	(8,283)	(6,471)	28.0%	(7,048)	17.5%	(25,732)	(20,949)	22.8%
Net operating revenues	221,801	182,095	21.8%	196,902	12.6%	788,159	685,559	15.0%
Cost of services provided	(78,103)	(51,887)	50.5%	(70,596)	10.6%	(272,115)	(195,848)	38.9%
Gross profit	143,698	130,208	10.4%	126,306	13.8%	516,044	489,711	5.4%
Operating expenses	(121,908)	(106,516)	14.5%	(116,734)	4.4%	(434,934)	(399,648)	8.8%
General and administrative expenses	(75,339)	(52,716)	42.9%	(45,566)	65.3%	(219,916)	(218,369)	0.7%
Selling expenses	(36,411)	(32,081)	13.5%	(36,918)	-1.4%	(144,735)	(111,008)	30.4%
Research and development	(29,053)	(19,263)	50.8%	(25,532)	13.8%	(93,070)	(73,527)	26.6%
Other operating revenues (expenses)	18,895	(2,456)	n.a.	(8,718)	n.a.	22,787	3,256	599.8%
Income before financial income (expenses) and taxes	21,790	23,692	-8.0%	9,572	127.7%	81,110	90,063	-9.9%
Net financial result	3,752	(1,858)	n.a.	(10,441)	n.a.	(17,177)	2,081	n.a.
Financial revenues	29,220	7,960	267.1%	23,814	22.7%	70,103	46,868	49.6%
Financial expenses	(25,468)	(9,818)	159.4%	(34,255)	-25.7%	(87,280)	(44,787)	94.9%
Income before taxes	25,542	21,834	17.0%	(869)	n.a.	63,933	92,144	-30.6%
Deferred income and social contribution taxes	(10,215)	(708)	1342.8%	1,529	n.a.	(13,663)	(11,130)	22.8%
Current income and social contribution taxes	(5,928)	(3,908)	51.7%	(831)	n.a.	(11,394)	(9,959)	14.4%
Net income	9,399	17,218	-45.4%	(171)	n.a.	38,876	71,055	-45.3%

1- Subscription revenue for 4Q18 was adjusted from BRL 170,151 thousand to BRL 182,638 thousand and consulting service revenue was adjusted from BRL 39,604 thousand to BRL 27,117 thousand due to the reclassification of royalty revenues, which were reallocated from consulting service to subscription revenue, in accordance with IFRS15. We implemented this change in our financial statements beginning in January 2019 as a result of our adoption of IFRS15. The reclassification of royalty revenues, which were reallocated from consulting service revenue to subscription revenue, was BRL 12,487 thousand in 4Q18.

2- Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

ATTACHMENT II – BALANCE SHEET

Assets (BRL ‘000)	12/31/2019	12/31/2018
Cash and cash equivalents	75,898	49,850
Short-term interest earnings bank deposits	902,289	413,374
Accounts receivable	276,626	167,102
Recoverable taxes	22,648	35,094
Other receivables	22,509	33,084
Current assets	1,299,970	698,504

Long-term interest earnings bank deposits	2,073	-
Accounts receivable in the long term	11,485	3,280
Deferred taxes	3,357	4,449
Taxes to recover	5,166	-
Other credits	26,338	17,536
Long-term assets	48,419	25,265

Property, plant and equipment	82,201	74,273
Intangible assets	1,009,314	849,634
Intangible assets	124,039	-
Non-current assets	1,263,973	949,172

Total Assets	2,563,943	1,647,676

Liabilities + Shareholders equity (BRL ‘000)	12/31/2019	12/31/2018
Suppliers	24,007	13,623
Loans and financing	41,245	40,720
Leasing	47,478	-
Labor obligations	51,080	43,801
Taxes and contributions payable	23,127	13,455
Income and social contributions taxes	3,823	1,206
Accounts payable from acquisition of subsidiaries	43,432	57,099
Deferred revenue	36,360	40,053
Anticipation of dividends	9,719	2,764
Other liabilities	89,576	7,979
Current liabilities	369,847	220,700

Loans and financing	168,937	209,261
Leasing	78,604	-
Labor obligations	1,977	-
Accounts payable from acquisition of subsidiaries	39,637	55,388
Deferred tax liabilities	84,206	72,635
Deferred revenue	6,434	19,195
Provision for contingencies	19,588	10,960
Other liabilities	4,869	2,328
Non-current liabilities	404,252	369,767

Social capital	645,447	488,467
Capital reserve	1,165,605	518,252
Treasury shares	(225,954)	(148,373)
Profit reserve	200,596	179,457
Proposed additional dividends	10,281	22,236
Others comprehensive income	(6,131)	(2,830)
Total Shareholders’ Equity	1,789,844	1,057,209

Total Liabilities + Shareholders equity	2,563,943	1,647,676

ATTACHMENT III – TOTAL CASH FLOW¹

BRL ‘000	4Q19	4Q18	3Q19	2019	2018
Cash flows from operating activities
Net income for the period	9,399	17,218	(171)	38,876	71,055
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	33,177	20,729	30,545	119,660	78,729
Allowance for doubtful accounts	2,304	1,308	1,148	3,360	2,956
Provision for present value adjustment	2,806	1,206	2,887	9,093	(5,266)
Stock option plan	16,060	3,495	(2,417)	23,633	4,556
Financial charges	5,205	(580)	9,357	31,698	17,842
Provision for disposal of assets	(2,040)	523	1,010	266	10,310
Deferred taxes	10,215	708	(1,529)	13,663	11,130
Current taxes	5,928	3,908	831	11,394	9,959
Earn out	(21,210)	-	-	(39,383)	(8,997)
Provision for Contingency	516	(294)	551	2,852	(495)
IAS 29 Effects	765	1,163	(451)	639	1,163
Others	-	1,168	-	-	-
Increase (decrease) in assets
Trade accounts receivable	(61,503)	(3,488)	(18,390)	(120,332)	(41,938)
Inventories	-	-	-	-	-
Recoverable taxes	926	(1,170)	677	6,280	(7,156)
Other credits and judicial deposits	2,029	186	(13,150)	(9,824)	(17,393)
Increase (decrease) in liabilities
Suppliers	4,991	(1,254)	2,725	7,039	4,022
Labor obligations	(11,576)	(9,479)	(2,946)	6,030	3,426
Taxes and contributions payable	(6,515)	3,572	19,834	7,290	1,891
Deferred income	(591)	-	(5,464)	(16,454)	(7,037)
Other accounts payable	(3,997)	(733)	(1,112)	(7,427)	(6,003)
Income and social contribution taxes paid	54,143	3,261	11,696	83,806	1,445
Net cash provided by (used in) operating activities	41,031	41,447	35,631	172,159	124,199
Cash flows from investment activities
Acquisition of PP&E	(6,467)	(5,010)	(2,689)	(18,838)	(25,132)
Acquisition of intangible assets	(15,059)	(17,627)	(3,815)	(79,675)	(57,681)
Acquisition of subsidiaries, net of cash	(23,385)	86	-	(97,270)	(75,132)
Caixa líquido proveniente das (usados nas) atividades de investimentos	(44,911)	(22,551)	(6,504)	(195,783)	(157,945)
Cash flows from financing activities
Income from loans and financing	347	147,369	63	410	191,837
Payments of principal from loans and financing	(10,167)	(9,944)	(4,054)	(42,174)	(40,851)
Leasing payments	(7,432)	-	(11,413)	(18,845)	-
Pre-payments for right of use	577	-	(7,420)	(6,843)	-
Financial charges paid	(3,337)	(2,166)	(3,576)	(16,896)	(9,028)
Payment of acquired subsidiaries	(18,208)	(485)	(5,792)	(48,093)	(45,878)
Dividends and IOC paid	-	-	-	(25,000)	(23,000)
Capital increase	-	-	-	156,980	2,435
Capital reserve (treasury shares)	(51,178)	(75,359)	(26,403)	(77,581)	(114,486)
Goodwill on subscription of shares	-	-	7,472	682,454	-
Payment of interest on equity	-	(4,000)	-	-	(15,000)
Shares issuance expenses	93	-	(27,534)	(58,734)	-
Net cash provided by (used in) financing activities	(89,305)	55,415	(78,657)	545,678	(53,971)
Exchange variation on cash and cash equivalents	(1,093)	(162)	(1,344)	(3,364)	(2,437)
Increase (decrease) in cash and cash equivalents	(94,278)	74,149	(50,874)	518,690	(90,154)
Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period	1,074,538	389,075	1,125,412	461,570	551,724
At the end of the period	980,260	463,224	1,074,538	980,260	461,570
Increase (decrease) in cash and cash equivalents	(94,278)	74,149	(50,874)	518,690	(90,154)

1- The total cash flow consolidates the cash balance and financial investments for management purposes. Therefore, it is not an accounting view of the statement.

ATTACHMENT IV – CASH FLOW

BRL ‘000	4Q19	4Q18	3Q19	2019	2018
Cash flows from operating activities
Net income for the period	9,399	17,218	(171)	38,876	71,055
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	33,177	20,729	30,545	119,660	78,729
Allowance for doubtful accounts	2,304	1,308	1,148	3,360	2,956
Provision for present value adjustment	2,806	1,206	2,887	9,093	(5,266)
Stock option plan	16,060	3,495	(2,417)	23,633	4,556
Financial charges	5,205	(580)	9,357	31,698	17,842
Provision for disposal of assets	(2,040)	523	1,010	266	10,310
Deferred taxes	10,215	708	(1,529)	13,663	11,130
Current taxes	5,928	3,908	831	11,394	9,959
Interest earnings from bank deposits	(11,004)	(4,719)	(15,207)	(38,633)	(26,500)
Other operating revenues / Earn-out	(21,210)	-	-	(39,383)	(8,997)
Provision for contingency	516	(294)	551	2,852	(495)
IAS 29 Effects	765	1,163	(451)	639	1,163
Others	-	1,168	-	-	-
Decrease (increase) of assets
Trade accounts receivable	(61,503)	(3,488)	(18,390)	(120,332)	(41,938)
Recoverable taxes	926	(1,170)	677	6,280	(7,156)
Other credits and judicial deposits	2,029	186	(13,150)	(9,824)	(17,393)
Increase (decrease) in liabilities
Suppliers	4,991	(1,254)	2,725	7,039	4,022
Labor obligations	(11,576)	(9,479)	(2,946)	6,030	3,426
Taxes and contributions payable	(6,515)	3,572	19,834	7,290	1,891
Deferred revenue	(591)	-	(5,464)	(16,454)	(7,037)
Other accounts payable	54,143	3,261	11,604	82,061	1,445
Income and social contribution taxes	(3,997)	(733)	(1,112)	(7,427)	(6,003)
Net cash provided by (used in) operating activities	30,028	36,728	20,332	131,781	97,699
Cash flows from investment activities
Acquisition of PP&E	(6,467)	(5,010)	(2,689)	(18,838)	(25,132)
Acquisition of intangible assets	(15,059)	(17,627)	(3,815)	(79,675)	(57,681)
Acquisition of subsidiaries, net of cash	(23,385)	86	-	(97,270)	(75,132)
Financial investments	(237,609)	(382,392)	(956,102)	(1,428,848)	(774,028)
Redemption of interest and financial investments	390,136	315,960	217,273	976,584	897,614
Net cash provided by (used in) investment activities	107,616	(88,983)	(745,333)	(648,047)	(34,359)
Cash flows from financing activities
Income from loans and financing	347	147,369	63	410	191,837
Payments of principal from loans and financing	(10,167)	(9,944)	(4,054)	(42,174)	(40,851)
Leasing payments	(7,432)	-	(11,413)	(18,845)	-
Pre-payments for right of use	577	-	(7,420)	(6,843)	-
Financial charges paid	(3,337)	(2,166)	(3,576)	(16,896)	(9,028)
Payment of acquired subsidiaries	(18,208)	(485)	(5,792)	(48,093)	(45,878)
Dividends and IOC paid	-	-	-	(25,000)	(23,000)
Capital increase	-	-	-	156,980	2,435
Goodwill on subscription of shares	(51,178)	(75,359)	(26,403)	(77,581)	(114,486)
Capital reserve (treasury shares)	-	-	7,472	682,454	-
Payment of interest on equity	-	(4,000)	-	-	(15,000)
Shares issuance expenses	93	-	(27,534)	(58,734)	-
Net cash provided by (used in) financing activities	(89,305)	55,415	(78,657)	545,678	(53,971)
Exchange variation on cash and cash equivalents	(1,093)	(162)	(1,344)	(3,364)	(2,437)
Increase (decrease) in cash and cash equivalents	47,246	2,998	(805,002)	26,048	6,932
Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period	28,652	46,852	833,654	49,850	42,918
At the end of the period	75,898	49,850	28,652	75,898	49,850
Increase (decrease) in cash and cash equivalents	47,246	2,998	(805,002)	26,048	6,932

ATTACHMENT V – ACQUISITIONS AND TAX GOODS AMORTIZATION

Quarter	Amount (BRL)	Quarter	Amount (BRL)
1Q20	(7,337,440)	1Q20	(16,237,546)
2Q20	(7,476,464)	2Q20	(15,736,022)
3Q20	(7,184,681)	3Q20	(14,732,974)
4Q20	(6,766,508)	4Q20	(14,732,974)
1Q21	(6,557,678)	1Q21	(14,658,021)
2Q21	(6,527,347)	2Q21	(13,965,521)
3Q21	(6,376,938)	3Q21	(13,619,271)
4Q21	(5,982,568)	4Q21	(13,619,271)
1Q22	(5,663,990)	1Q22	(13,619,271)
2Q22	(5,635,258)	2Q22	(13,619,271)
3Q22	(5,440,623)	3Q22	(12,477,478)
4Q22	(4,711,984)	4Q22	(12,477,478)
1Q23	(3,847,800)	1Q23	(10,973,158)
2Q23	(3,457,305)	2Q23	(9,632,707)
3Q23	(2,834,822)	3Q23	(8,420,132)
4Q23	(2,674,056)	4Q23	(7,019,964)
1Q24	(2,674,056)	1Q24	(6,724,841)
2Q24	(2,323,571)	2Q24	(4,165,531)
3Q24	(1,938,302)	3Q24	(4,165,531)
4Q24	(1,418,317)	4Q24	(2,386,916)
1Q25	(1,248,557)	1Q25	(1,959,099)
2Q25	(1,158,193)	2Q25	(1,103,466)
3Q25	(1,158,193)	3Q25	(1,103,466)
4Q25	(1,006,458)	4Q25	(367,822)
1Q26	(1,006,458)	1Q26	-
2Q26	(1,006,458)	2Q26	-
3Q26	(817,227)	3Q26	-
4Q26	(776,293)	4Q26	-

ATTACHMENT VI – PROFORMA SUBSCRIPTION AND CONSULTING SERVICE REVENUES (IFRS15)

BRL ‘000	1Q18	2Q18	3Q18	4Q18
Total recurring revenue¹	162,362	164,525	171,275	182,638
Subscription revenue¹	154,513	155,702	159,986	170,151
Royalties¹	7,849	8,823	11,289	12,487
Consulting service revenue¹	19,561	29,364	27,308	27,117
Gross operating revenue	181,923	193,889	198,583	209,755

1- Subscription revenue and consulting service revenue were adjusted due to the reclassification of royalties revenues, which were reallocated from consulting service to subscription revenue, in accordance with IFRS15. We implemented this change in our financial statements beginning in January 2019 as a result of our adoption of IFRS15.

GLOSSARY

Consulting service revenue: revenue from implementation services of our systems, including installation, customization, training and other services related to our products. These revenue components are characterized by their one-time or non-recurring nature. Consulting service revenue are recognized on our statement of income when delivered, in the case of installation, customization and training. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenues on the statement of financial position.

Customer retention rate: is the rate at which billings from existing subscribed customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (x) any increases or decreases in billings for pricing changes or (y) additional products or services provided to these existing subscribed customers.

EBITDA: we calculate EBITDA as net income plus: (1) net financial result; (2) income tax and social contribution and (3) depreciation and amortization. Since our calculation of EBITDA does not consider net financial result, income tax and social contribution and depreciation and amortization, EBITDA serves as an indicator of our overall financial performance, which is not affected by changes in interest rates, income or social contribution tax rates or levels of depreciation and amortization. Consequently, we believe that EBITDA, when considered in conjunction with other accounting and financial information available, serves as a comparative tool to measure our operating performance, as well as to guide certain administrative decisions. We believe that EBITDA provides the reader with a better understanding not only of our financial performance, but also on our ability to pay interest and principal on our debt and to incur additional debt to finance our capital expenditures and our working capital. We calculate EBITDA and EBITDA margin in accordance with CVM rules. For the sake of comparability, on Adjusted EBITDA we highlight from EBITDA non-recurring expenses during the period.

EBITDA margin: We calculate EDITDA margin by dividing EBITDA for the period by net operating revenues for the same period.

IDC research: engaged annually by Linx since 2012, IDC (International Data Corporation) provides an overview of the Brazilian retail software market. As a methodology, IDC internal studies and interviews with various market players are used. Founded in 1964, IDC is a wholly owned subsidiary of International Data Group (IDG), the world's leading media, data and marketing services company that activates and engages the most influential technology buyers.

Lei do Bem: Law 11,196/05 - we benefit from tax incentives for technological research and development of technological innovations, provided by Law 11,196 of 2005, known as the Lei do Bem. Among the benefits that we enjoy is accelerated depreciation, by deduction as a cost or an operating expense in the computation period in which they are made, the expenditures related exclusively to technological research and technological innovation development, which explains a large part of our expenditures in depreciation and amortization. We also benefit from the deduction, for purposes of calculating net income, of the sum of expenditures made during the period in technological research and technological innovation development, classified as operating expenses by legislation on Corporate Income Tax.

Linx Digital or Digital: convergence of all channels used by the company with its customer, integrating the customer experience between online and offline world. In the case of Linx, it concentrates Linx Omni (OMS), Linx Commerce (the ecommerce platform) and Linx Impulse (search, recommendation, reengagement and retargeting tools).

Linx Pay Hub, Pay Hub or financial services: it involves initiatives such as TEF, Linx Pay (sub-acquiring), Linx Antecipa (prepayment of receivables), QR Linx, and new products aligned to the strategic positioning of Linx in this area.

OMS: by using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increased sales. Our OMS product is divided into two modules:

•        Omni OMS module: A smart cloud-based suite of communication channels facilitates the interaction between business operations and applicable tax and accounting regulations. The Omni OMS module is responsible for integrating all systems associated with the OMS, such as the retailer's ERP, customer service, logistics, ecommerce platform and mobile solutions, among others.

•        Omni in-store: This module is connected to a physical store's POS software, helping transform the store into a distribution center. The instore module allows the store operator to confirm that a customer has placed an order and monitor the necessary steps to ship or reserve the product, including choice of packaging, labeling, separation for pickup and interaction with the carrier for delivery, among others.

Through our OMS product, retailers can manage the following functionalities: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store, showrooming.

SaaS (Software as a Service): cloud-based solutions that have a recurring subscription revenue model. Examples of SaaS solutions include ERP software in the cloud, Electronic Funds Transfer (TEF), Electronic Fiscal Receipt (NFC-e), OMS, advertising and re-engagement.

TEF: electronic funds transfer is a middleware between POS (point of sale) software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This entirely electronic payment solution is also fully integrated with our ERP (enterprise resource planning) software. Through TEF, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx. We actively seek to expand our electronic payment mechanisms. With the increase in debit and credit card transactions, as well as the adoption of cloud-based software, the importance of and demand for these solutions has increased. We offer TEF services as a complementary solution to our software solutions and our primary strategy is on cross-selling to our existing customer base. Customers using our TEF solutions may experience improved performance, stability and availability of our other software solutions.

Total recurring revenue: comprises revenue for service-related monthly subscription fees we charge our customers for (1) the right to use our software and (2) fees we charge for continuous technology support, helpdesk services, software hosting services, support teams and connectivity service. Fees charged in (1) and (2) above are bundled in one contract having a duration of generally twelve months, subject to automatic renewal. Fees related to subscription revenue are nonrefundable and paid monthly. Subscription revenue is recognized in our statement of income ratably as the services are performed, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. If a start-up fee is charged, in 2017 and 2016, this upfront fee was recognized upon commencement of the service upon adoption IFRS15, this fee is recognized over the average customer life for which this performance obligation is provided. Most of our revenue is derived from our customers’ monthly use of our systems.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer